FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Banco Santander, S.A.

Item

1	Press Release dated March 18, 2016

Item 1

2016 ANNUAL GENERAL MEETING

Ana Botín: “The board intends

to increase the dividend per share

by 5% for 2016”

“The total dividend would be EUR 21 cents per share, of which 16.5 would be paid in cash and 4.5 in scrip. The amount paid in cash would increase 10%.”

“In 2015, we invested for the future and delivered profits. In 2016 and 2017, despite the environment, our ambition is to grow in earnings and dividend per share.”

“Today, we announce the creation of an International Advisory Board, chaired by Larry Summers, the former U.S. Treasury Secretary. All of its members share the experience of managing the digital transformation of their organizations.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	1

¡	“Our €6 billion of earnings will be used to pay a higher portion of the dividend in cash; strengthen our capital base and grow profitably.”

¡	“We are going to pay a EUR 2,268 million cash dividend charged to our 2015 results, nearly double the payout for 2014, when EUR 1,143 million was paid in cash.”

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“Investors who bought shares at the time of our capital raise and still hold them, have received a cash dividend per share of EUR 16 cents and a total dividend per share of 45 cents, which translates into a 7% dividend yield.”

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“We cut the cost of our senior leadership team by 23% (EUR 24 million) last year and we will continue to reduce expenses at the senior level. Our objective is to lower its cost in 2016 to 30% less than in 2014, or €30 million savings.”

¡	“Our 1|2|3 World strategy in Spain is a success. We have opened more than one million new accounts and in 2016 we will reach two million clients.”

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“Spain has made tremendous progress in recent years and I am confident that its economic recovery will continue. For this to happen, we need to continue strengthening the context for business, continue to improve our education system as the foundation of sustainable growth, develop our exports, and show support for our SMEs and our entrepreneurs, the lifeblood of our economy.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	2

Madrid, March 18, 2016. Banco Santander’s Group executive chairman, Ana Botín, today chaired the Bank’s Annual General Meeting which approved the 2015 accounts. Botín stressed that despite “a more difficult environment than expected, results were good”. “We delivered on our commitments and we delivered in the right way, in a manner that is simple, personal and fair. Many of our rivals have to choose between growing their business or paying a dividend. Our business model and franchise allows us to do both, while also accumulating capital.”

Botín pointed out that Banco Santander made attributable profit of EUR 5,966 million in 2015, a 3% increase, while underlying profit, excluding one-off charges, grew 13%, to EUR 6,566 million. “Our €6 billion of earnings will be used to pay a higher portion of the dividend in cash; to strengthen our capital base and to grow profitably.”

“We have simplified and optimized our corporate centre, increasing transparency. We reduced the number of divisions from 15 to 10 and cut the cost of our senior leadership team by 23% from 2014, or EUR 24 million. We will continue reducing expenses at the senior level, with the objective to lower the cost of this senior leadership in 2016 to 30% less than 2014, or EUR 30 million in savings.”

Dividend

Santander’s Group executive chairman explained that the Bank will pay EUR 2,875 million in dividends charged to last year. This amount includes the three dividends distributed for five euro cents per share each (August and November, 2015, the second in scrip, and February, 2016) and the final dividend for the same amount proposed at the AGM, to be paid in May. “The result is that last year we paid more of our dividends in cash and less in scrip. Our cash dividend per share this year increased 79% and our total cash dividend almost doubled that of 2014”, she added.

“Despite a difficult operating environment, we are confident we will deliver on the targets we presented at Investor Day. This confidence is reflected in that the board intends to bring to next year’s meeting a proposal to increase the total dividend for 2016 by 5% and the cash dividend around 10%, paying 16.5 cents per share in cash and 4.5 cents in scrip. This proposed shareholder remuneration policy for 2016 results means that an investor acquiring shares at today’s prices and holding them for one year would receive a yield of around 5%.”

Capital strength

Ana Botín referred to regulatory demands during her speech. “The regulatory environment will continue to be demanding. But recent statements by the heads of the ECB and the Bank of England signal that we are nearing the close of the current regulatory agenda.” She pointed out that the banking sector strengthened its capital by EUR 300 billion from 2010 to 2015. Regarding Banco Santander, she highlighted that in 2015 the Bank generated 40 basis points of capital organically (to 10.05%), and that, as announced in September, the goal is to reach CET1 capital ratio fully compliant with Basel III criteria of over 11% in December of 2018. “I am confident that with the uplift we achieved in 2015 and our current growth and capital generation plans, we will meet this target.”

Lending growth

She also spoke about the increase in lending. “We have used our earnings from 2015 to support our customers’ growth plans through lending. Credit grew throughout the Group, with lower non-performing loans and increasing coverage ratios.” In the case of Spain, lending to SMEs and the self-employed grew 18% and to individuals, 27%. “It’s rare for financial institutions these days to offer both growth in their business and a steady, growing dividend yield, with recurrent organic capital accumulation.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	3

Botín indicated that “this combination is possible because of our unique business model” and noted that Banco Santander’s competitive advantage is made up of three elements:

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Critical mass in ten core markets; with sufficient market share to carry out efficient, competitive commercial banking, focused on the customer. “All our subsidiaries have strong, local boards and managers with the flexibility to tailor their products and services to local needs. At the same time, they draw on the strength of our Group, our shared culture, our global brand, our best-in-class control systems, technology and talent. This way, they are able to grow faster than their rivals, in a profitable, efficient and prudent way.”

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Personalized customer relationships. “Our business is about satisfying the needs and aspirations of our 121 million customers. We are investing heavily in digital products and services and have made great strides in this area in 2015. We grew our number of loyal customers 1.2 million and our digitally active customers by 2.5 million. In five of the markets we serve, we rank among the top three banks for customer satisfaction.”

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Geographic diversification in Europe and the Americas, “with carefully chosen presence in ten developed and developing markets, which smooths out our earnings and allows us to deliver through the cycle. Santander offers an attractive balance of risk and reward over time, with a simple goal of outperforming our best local competitors.” Santander’s Group executive chairman underscored the “highly consistent and always positive results” of Santander Consumer Finance, in a complex context for the banking sector; and the solid performance of Santander Totta, the only major bank in Portugal that has remained continuously profitable, without the need of public or private support”.

Botín explained how the doubts about Brazil have pushed the Bank’s share price down, after, in April of last year, exceeding EUR 100 billion market capitalization, the highest in its history. However, she underscored that the results of Santander Brasil in 2015 showed “higher quality growth”, with an increase in net statutory profit of 33% in local currency (13% in euros), with the lowest non-performing loan ratio among the top Brazilian private banks (3.2%). “The long-term story of Brazil is the growth and development of one of the largest emerging economies in the world. Thanks to the hard work of our team, we will be strongly positioned when Brazil resumes its upward journey.” “I have full confidence that the market will compensate with a higher valuation our model; a model that allows us to generate long term value and consistent profits and dividends over time”, she added.

Social responsibility and corporate governance

Banco Santander’s Group executive chairman shared her vision regarding responsible capitalism. “Every company should have a social purpose as well as a commercial one. We have a strong sense of purpose. We exist to help people and businesses prosper.” She added, “Social responsibility is not just about what we do with our earnings, but about how we make them in the first place. We want to be simple, personal and fair in everything we do.” She also discussed how education, “the foundation of social and economic development”, continues to be central to the Bank’s commitment to society. In 2015, the Bank awarded 35,000 scholarships to students attending 1,200 universities.

With regards to corporate governance, she reviewed the latest changes to the Group’s board of directors, “whose composition is balanced and diverse, with four executive directors and eleven non-executive directors, eight of whom are independent (53.3%) and a third women”.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	4

International Advisory Board

In addition, she announced the creation of an International Advisory Board, chaired by Larry Summers, former secretary of the U.S. Treasury, “Its members share the experience of managing the digital transformation of their organizations. Their experience will be an invaluable resource for our company as we prepare for the future.” And she added, “The true power of technology to transform lives emerges when it is adopted and distributed by companies like ours. The way we internalize and adapt to new technology in the coming years will determine our success.”

Economic environment and Banco Santander’s future strategy

Santander’s Group executive chairman shared her vision of the economic environment for 2016. “We anticipate different contexts for the developed and developing economies where we operate. In the developed economies, we envisage steady low, but sustained, economic growth and falling unemployment. In Europe, low oil prices are helping individuals and companies. But for the savings to translate into higher spending and investment, we need higher levels of confidence. It is our responsibility as businesspeople to work with governments to achieve this.”

Regarding the United States, she indicated that it “has similarly benefited from lower oil prices. Its interest rates are still low but are finally moving upwards as years of quantitative easing come to an end. I have great confidence in the US economy.” In the case of developing economies, “we are always braced for greater volatility. But the underlying trends remain hugely promising.”

Ana Botín explained Santander’s strategy for the future, focused on organic growth. “Our aim is not just to grow market share but to grow profitably. This implies focusing intensely on our customers and on deepening their loyalty, offering better products and services, at a better price. I cannot rule out future bolt-on acquisitions in our core markets, as in the case of Portugal, provided they make both strategic and financial sense. But for the immediate future we are focused on optimizing our existing model”, she highlighted. “Last year, we invested in the future and delivered profits. In 2016/17, the environment will be more difficult, but our ambition is to grow our earnings and dividend per share.”

She pointed out that the greatest opportunity for growth going forward will be in the Bank’s biggest markets. She described the 1|2|3 strategy in Spain as a “success”, with more than one million new accounts opened and in 2016, two million clients expected to be reached. In the UK, the Bank’s loyalty strategy has helped achieve an increase in net profit of 61% since 2012. In Brazil, higher profits are being achieved each year by growing customer loyalty and being disciplined about cost and credit quality.

Finally, Ana Botín expressed a vote of confidence in Europe and in Spain. “Spain has made tremendous progress in recent years and I am confident that its economic recovery will continue. For that to happen, we need to continue to improve the context for business, improve education, the foundation of sustainable growth, develop our exports, and show support for our SMEs and our entrepreneurs, the lifeblood of our economy.”

“We are proud of being from Cantabria. We are a European bank with strong roots in Spain and Santander. Our strength in Europe is a great asset: it is the largest market in the world, offering peace, prosperity, freedom and rule of law. We have a clear strategy and a great ambition: to be the best retail bank in Europe and the Americas. The ambition is to do things better every day and to prosper, today and tomorrow, with our customers. With the support of a great team, a committed board and shareholders like you, I am fully confident that we will continue our progress.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	5

José Antonio Álvarez: “We have the strength to meet our objectives and overcome future challenges”

Banco Santander’s CEO, José Antonio Álvarez, highlighted the commercial transformation underway at the Bank and its reflection on last year’s results. “2015 was a positive year for Santander. Not only did we deliver on the commitments made at the beginning of the year but we did so while making organizational changes and advancing in our commercial transformation, all of which is needed to adapt to a changing environment. We take on this environment with a business model that has proven its strength in recent years and that we are adapting to maximize our levels of profitability and continue to create value for our shareholders”, he said.

Álvarez identified the priorities for the coming years: increase loyal customers; delve further into digitalization initiatives; increase market share in SMEs and companies; improve the cost of credit; maintain leading positions in efficiency; organically strengthen our capital ratios; increase the dividend, tangible net asset value and earnings per share.

“We know that we are faced with a difficult context for the coming quarters. But Santander has demonstrated in the past that it has the strength to overcome challenges and we will do so again in the future. We have an excellent starting point from which to do this. Our business model is clear and well-defined. It is a proven, successful model. This contrasts with some of our rivals, who are in the midst of re-defining themselves.” In this sense, he pointed out that the Bank has unique geographic diversification which brings sustainability in the long term, beyond temporary shifts; a high quality balance sheet; high levels of solvency and liquidity for its business model; a broad client base with enormous potential, whose loyalty we are working to increase; robust technological capacity from which to develop our digital transformation process. “We are one of the best and most solid banks in the world. Our good results in 2015 prove once more that our business model minimizes our risk and provides greater stability to our results.”

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 email:comunicacionbancosantander@gruposantander.com www.santander.com - Twitter: @bancosantander	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 18, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer